Mail Stop 3030

March 6, 2009

Via U.S. Mail and Fax (520) 514-6394

Stephen A. McCommon
Chief Financial Officer
CDEX Inc.
4555 South Palo Verde Road, Suite 125
Tucson, Arizona 85714

      Re: CDEX Inc.
              Form 10-KSB for the fiscal year ended October 31, 2008
              Filed February 13, 2009
              File No. 000-49845

Dear Mr. McCommon:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2008

Item 8A. Controls and Procedures, page 15

1.   While it appears that you may have conducted an evaluation of internal control over financial reporting, your disclosure about that evaluation is not complete and you have not provided an appropriate conclusion as required by Item 308T(a)(3) of Regulation S-B. We note that the first sentence of the second paragraph states that you conducted an evaluation of internal control over financial reporting, and the third sentence of that paragraph expresses a conclusion on the effectiveness of disclosure controls and procedures.

Please note that disclosure controls and procedures and internal control over financial reporting are not interchangeable concepts. Your filing should present management's conclusion on the effectiveness of disclosure and control and procedures as required by Item 307 of Regulation S-B and should also separately present management's conclusion on the effectiveness of internal control over financial reporting as required by Item 308T(a)(3) of Regulation S-B. Accordingly, please revise your filing for the following:

- Please provide management's evaluation and conclusion on the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report as required by Item 307 of Regulation S-B and Exchange Act Rule 13a-15(b). We also refer you to the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).
- Please revise to separately provide management's evaluation and conclusion on the effectiveness of internal control over financial reporting as of the end of the period covered by the annual report as required by Item 308T(a)(3) of Regulation S-B and Exchange Act Rule 13a-15(c). We also refer you to the definition of internal control over financial reporting as set forth in Exchange Act Rule 13a-15(f).
- With respect to the evaluation of internal control over financial reporting, please disclose the framework used to evaluate the effectiveness of internal control over financial reporting. We refer you to Item 308T(a)(2) of Regulation S-B.
- In the first paragraph you provide a partial definition of internal control over financial reporting. In your revised disclosure, please provide the complete definition of internal control over financial reporting as set forth in Exchange Act Rule 13a-15(f).   Alternatively, you may define internal control over financial reporting with a reference to Exchange Act Rule 13a-15(f) without further attempt to define the concept.
- In the first sentence of the second paragraph, please note that the requirement to evaluate internal control over financial reporting is set forth

in Exchange Act Rule 13a-15(c). In that regard, Exchange Act Rule 13a-15(b), which is currently referenced in your disclosure, requires that you perform the separate evaluation of disclosure controls and procedures. Please ensure that Exchange Act Rule references are correct in your revised disclosures.

- With respect to the disclosure that you are not yet required to present an auditor report on the effectiveness of internal control over financial reporting, please revise to insert the word "not" between the words "was" and "subject" in the second sentence. Refer to Item 308T(a)(4) of Regulation S-B.

2.   As a related matter, please consider whether management's failure to provide its conclusion on the effectiveness of internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosures and procedures were effective. Alternatively, please amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e. that DC&P were not effective as of the end of the fiscal year.

3.   Under "Changes in Internal Controls over Financial Reporting," please revise to state whether there was any change in internal control over financial reporting during the most recent quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting. We refer you to the language in Item 308T(b) of Regulation S-B.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4.	We reference the second paragraph of the audit report, which states that "we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board, generally accepted in the United States of America." Please have your auditors revise their audit report to refer to the standards of the Public Company Accounting Oversight Board (United States), consistent with PCAOB Auditing Standard No. 1.

Note 11. Commitments and Contingencies, page F-16

5.	We note your disclosure "the Company is in arrears on a substantial number of its financial obligations." Please tell us and revise future filings to clarify whether you are in default of any of your obligations or borrowings.

Note 12. Going Concern, page F-16

6.	We note that you will require $2,500,000 to satisfy your current budgetary projections. Please tell us and disclose in Note 12 and the liquidity section of MD&A in future filings how you plan to raise the required funds.

Note 13. Subsequent Events, page F-17

7.	Please tell us how you plan to account for the modifications relating to Gemini Master Fund. Specifically, we note that you reset the conversion provisions and the exercise price of 30% of the Transaction Document warrants.

Exhibits 31.1 and 31.2

8.   We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file an amendment to the Form 10-KSB to include certifications that include the required paragraphs. In addition, we note your reference to the Form 10-K in the first paragraph of the certification of your Chief Financial Officer. Since you have filed a Form 10-KSB please revise the reference in the first paragraph.

9.   We also note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response and amendment that keys your responses to our comments and provides any requested information. You may wish to provide us with marked copies of your amendment for our review. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

       ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

       ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

       ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments and related matters. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief